File No. 70-8753






                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         Amendment No. 2
                                to
                             Form U-1

                    APPLICATION OR DECLARATION

                              under

          The Public Utility Holding Company Act of 1935


               SAVANNAH ELECTRIC AND POWER COMPANY
                       600 East Bay Street
                     Savannah, Georgia 31401

       (Name of company or companies filing this statement and addresses of principal executive offices)


                       THE SOUTHERN COMPANY


          (Name of top registered holding company parent of each applicant or declarant)


                         Kirby R. Willis
      Vice President, Treasurer and Chief Financial Officer
               Savannah Electric and Power Company
                       600 East Bay Street
                     Savannah, Georgia 31401

             (Name and address of agent for service)

     The Commission is requested to mail signed copies of all orders, notices and communications to:

            W. L. Westbrook, Financial Vice President
                       The Southern Company
                     64 Perimeter Center East
                     Atlanta, Georgia  30346

          E. Pomeroy Williams, Esq.           John D. McLanahan, Esq.
          Bouhan, Williams & Levy LLP         Troutman Sanders LLP
          447 Bull Street                     600 Peachtree Street, N.E.
          Savannah, Georgia  31401            Suite 5200
                                              Atlanta, Georgia 30308-2216



                       INFORMATION REQUIRED


Item 1.   Description of Proposed Transactions.

     Item 1 is hereby amended by adding the following thereto:

     "The interest rate on the Revenue Bonds will not at any time exceed 2% plus the yield on U.S. Treasury securities having a comparable maturity."


Item 2.   Fees, Commissions and Expenses.

     Item 2 is hereby amended by adding the following thereto:

     "The fees and expenses to be paid or incurred, directly or indirectly, in connection with the proposed transactions are as follows:

     SEC Filing Fee                                       $ 2,000
     Legal Fees                                            40,000
     Services of Southern Company Services, Inc.           10,000
     Miscellaneous                                          5,000
                                                          -------
                                                          $57,000
                                                          =======

     The foregoing estimated fees and expenses are in addition to the placement and remarketing fees described in Item 1 hereof."


                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  December 29, 1995          SAVANNAH ELECTRIC AND POWER
                                   COMPANY


                                   By: /s/Wayne Boston
                                             Wayne Boston
                                        Assistant Secretary and
                                          Assistant Treasurer